

-------------------------------------------------------------------------------
SEC          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02) CONTAINED IN THIS FORM  ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
             DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-------------------------------------------------------------------------------


                                               --------------------------------
              UNITED STATES                             OMB APPROVAL
   SECURITIES AND EXCHANGE COMMISSION          --------------------------------
         WASHINGTON, D.C. 20549                OMB Number:  3235-0145
                                               --------------------------------
                                               Expires:  January 31, 2006
                                               --------------------------------
                                               Estimated average burden
                                               hours per response . . . . . 11
                                               --------------------------------


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 9)

                            Whitehall Jewellers, Inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    965063100
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2006
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------                   ------------------------
CUSIP NO.      965063100                                PAGE 2 OF 9 PAGES
-------------------------------------                   ------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP      I.R.S. ID:  73-1728931
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
NUMBER OF             ---------------------------------------------------------
  SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      3,228,079 shares (see Item 5)
  EACH
 REPORTING            ---------------------------------------------------------
PERSON WITH             9      SOLE DISPOSITIVE POWER

                               0
                      ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               3,228,079 shares (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,228,079 shares (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [  ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            19.26% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                   ------------------------
CUSIP NO.      965063100                                PAGE 3 OF 9 PAGES
-------------------------------------                   ------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Lending LLC               I.R.S. ID:  02-0751960
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
NUMBER OF             ---------------------------------------------------------
  SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      2,094,346 shares of common stock (see Item 5)
  EACH                ---------------------------------------------------------
 REPORTING              9      SOLE DISPOSITIVE POWER
PERSON WITH
                               0
                      ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               2,094,346 shares of common stock (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,094,346 shares of common stock (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    [ ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            12.49% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                   ------------------------
CUSIP NO.      965063100                                PAGE 4 OF 9 PAGES
-------------------------------------                   ------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Funding LLC               I.R.S. ID:  61-149-4137
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
NUMBER OF             ---------------------------------------------------------
  SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      1,133,733 shares (see Item 5)
  EACH                ---------------------------------------------------------
 REPORTING              9      SOLE DISPOSITIVE POWER
PERSON WITH
                               0
                      ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,133,733 shares (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,133,733 shares (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    [ ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            6.76% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------                   ------------------------
CUSIP NO.      965063100                                PAGE 5 OF 9 PAGES
-------------------------------------                   ------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
NUMBER OF             ---------------------------------------------------------
  SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      3,228,079 shares (see Item 5)
  EACH
 REPORTING            ---------------------------------------------------------
PERSON WITH             9      SOLE DISPOSITIVE POWER

                               0
                      ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               3,228,079 shares (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,228,079 shares (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [  ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            19.26% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------                   ------------------------
CUSIP NO.      965063100                                PAGE 6 OF 9 PAGES
-------------------------------------                   ------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            WJ Holding Corp.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                0
NUMBER OF             ---------------------------------------------------------
  SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      0
  EACH
 REPORTING            ---------------------------------------------------------
PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [  ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------                   ------------------------
CUSIP NO.      965063100                                PAGE 7 OF 9 PAGES
-------------------------------------                   ------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            WJ Acquisition Corp.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
NUMBER OF             ---------------------------------------------------------
  SHARES                8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      0
  EACH
 REPORTING            ---------------------------------------------------------
PERSON WITH             9      SOLE DISPOSITIVE POWER

                               0
                      ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [  ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "AMENDMENT NO. 9", as previously amended by Amendment No. 1 filed on October 31, 2005, Amendment No. 2 filed on December 12, 2005, Amendment No. 3 filed on December 13, 2005, Amendment No. 4 filed on January 6, 2006, Amendment No. 5 filed on January 17, 2006, Amendment No. 6 filed on January 18, 2006, Amendment No. 7 filed on January 25, 2006 and Amendment No. 8 filed on February 3, 2006 amends the Schedule 13D filed on October 13, 2005 (File Number 005-46037) ("SCHEDULE 13D")). This Amendment No. 9 is being filed by Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), PWJ Lending LLC ("PWJ LENDING"), PWJ Funding LLC ("PWJ FUNDING"), Michael Zimmerman ("MR. ZIMMERMAN"), WJ Holding Corp. ("WJ HOLDING") and WJ Acquisition Corp. ("WJ ACQUISITION, together with Prentice Capital Management, PWJ Lending, PWJ Funding, Mr. Zimmerman and WJ Holding, the "REPORTING PERSONS") relating to the Common Stock, par value $.001 per share (the "SHARES"), of Whitehall Jewellers, Inc., a Delaware corporation (the "COMPANY").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is incorporated herein by reference to Exhibit A of Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment No. 9. PWJ Lending and PWJ Funding are entities directly controlled by Prentice Capital Management, its manager. WJ Holding is an entity directly controlled by Prentice Capital Management, its majority stockholder. WJ Acquisition is a wholly-owned subsidiary of WJ Holding. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Amendment No. 9. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 9.

ITEM 4.           PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following supplemental information:

     On February 8, 2006, the Investors, WJ Holding, WJ Acquisition, Michael Zimmerman and Seymour Holtzman commenced the previously announced tender offer to pay all Company stockholders (other than the Reporting Persons, Holtzman and their respective affiliates) $1.60 for each share of Common Stock duly tendered and not withdrawn to WJ Acquisition and, subject to and following consummation of the tender offer, to pay all non-tendering stockholders $1.60 per share following and subject to completion of a contemplated merger of WJ Acquisition with and into the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Joint Filing Agreement dated February 1, 2006 (previously
filed with Schedule 13D/A on February 3, 2006 and incorporated by reference herein).

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2006

PRENTICE CAPITAL MANAGEMENT, LP


By: /s/ Michael Weiss
    --------------------------------------------
    Name:  Michael Weiss
    Title: Chief Financial Officer


PWJ FUNDING LLC

By: Prentice Capital Management, LP, its Manager

By: /s/ Michael Weiss
    --------------------------------------------
    Name:  Michael Weiss
    Title: Chief Financial Officer


PWJ LENDING LLC

By: /s/ Jonathan Duskin
    --------------------------------------------
    Name:  Jonathan Duskin
    Title: Managing Director


WJ ACQUISITION CORP.

By: /s/ Michael Weiss
    --------------------------------------------
    Name:  Michael Weiss
    Title: Vice President


WJ HOLDING CORP.

By: /s/ Michael Weiss
    --------------------------------------------
    Name:  Michael Weiss
    Title: Vice President

MICHAEL ZIMMERMAN

/s/ Michael Zimmerman
------------------------------------------------
Michael Zimmerman

                                  EXHIBIT INDEX

Exhibit A         Joint Filing Agreement dated February 1, 2006 (previously
filed with Schedule 13D/A on February 3, 2006 and incorporated by reference herein).